GFSB BANCORP, INC.

2003 ANNUAL REPORT

GFSB BANCORP, INC.

To Our Stockholders:

We are pleased to present to you our ninth Annual Stockholders' Report. This Report covers the eighth full year of operations since the successful completion on June 29, 1995 of the conversion of Gallup Federal Savings Bank (Bank) from a federally chartered mutual savings association to a federally chartered stock savings bank and the acquisition of all of the issued and outstanding capital stock of the Bank by GFSB Bancorp, Inc. (Company).

Net earnings for the Company for the year ended June 30, 2003 were $1,690,000 or $1.46, dilutive net earnings per share. At June 30, 2003 total assets increased $19,876,000 to $229,955,000 from last year. Deposits increased $19,410,000 to $129,759,000 from last year.

We are excited over the excellent growth at our new branch in Farmington, New Mexico. Even though the branch operation had a negative impact on earnings this year, we expect positive results in asset growth and earnings next year.

We do appreciate the confidence you share in our Company. Our directors and employees are striving to build our customer loyalty and base and to continue to make a substantial positive impact on our community. Thank you very much for your support, and we certainly appreciate your banking with us.

Sincerely,

W.R. Phillips, D.D.S.
Chairman of the Board
of the Company

Richard C. Kauzlaric
President of the Company and
Chairman of the Board of the Bank

Richard P. Gallegos
President of the Bank

GFSB Bancorp, Inc.

Corporate Profile

GFSB Bancorp, Inc. (Company) is a Delaware corporation organized in March 1995 at the direction of the Board of Directors of Gallup Federal Savings Bank (the "Bank") to acquire all of the capital stock that the Bank issued upon its conversion from the mutual to stock form of ownership. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage, provided that the Bank retains a specified amount of its assets in housing-related investments. At the present time, because the Company does not conduct any active business, the Company does not employ any persons other than officers of the Bank, but periodically utilizes the support staff of the Bank.

The Bank is a federally chartered stock savings bank headquartered in Gallup, New Mexico. The Bank was founded in 1934. Its deposits are federally insured by the Savings Association Insurance Fund, administered by the Federal Deposit Insurance Corporation, and the Bank is a member of the Federal Home Loan Bank System. The Bank is a community oriented, full service retail savings institution offering primarily traditional mortgage loan products.

The Bank attracts deposits from the general public and uses such deposits primarily to invest in residential lending on owner occupied properties. The Bank also makes consumer, commercial real estate, commercial, construction, and multi-family loans.

Stock Market Information

Since its issuance on June 29, 1995, the Company's common stock has been traded on the NASDAQ Small-Cap Market under the symbol "GUPB". The following table reflects the stock prices as published by the NASDAQ Small-Cap Market for the most recent two fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission, and may not represent actual transactions.

Quarter Ended	High	Low	Dividends Declared
September 30, 2001	$ 13.90	$ 12.37	$ .09
December 31, 2001	13.50	12.80	.10
March 31, 2002	14.99	13.70	.10
June 30, 2002	15.00	13.90	.10
September 30, 2002	15.25	15.07	.10
December 31, 2002	16.83	14.29	.11
March 31, 2003	17.00	16.62	.11
June 30, 2003	17.00	16.15	.11

GFSB Bancorp, Inc.
Corporate Profile (continued)

The number of stockholders of record of common stock as of September 15, 2003, was approximately 210. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. As of September 15, 2003, there were 1,146,270 shares outstanding.

The Company's ability to pay dividends to stockholders is subject to the requirements of Delaware law. No dividend may be paid by the Company unless its board of directors determines that the Company will be able to pay its debts in the ordinary course of business after payment of the dividend. In addition, the Company's ability to pay dividends is dependent, in part, upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would be to cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision.

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GFSB BANCORP, INC.
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
Financial Condition (Dollars in Thousands), except per share amounts

At and for the year ended June 30,	**2003**	2002	2001
Total assets	**$ 229,955**	$ 210,078	$ 197,052
Cash and cash equivalents	**7,252**	5,651	4,262
Loans receivable, net	**146,396**	143,681	130,431
Available-for-sale mortgage-backed securities	**38,517**	27,290	32,377
Available-for-sale investment securities	**29,279**	23,973	21,804
Held-to-maturity investment securities	**676**	1,405	1,946
Stock of Federal Home Loan Bank	**4,333**	4,218	3,649
Deposits	**129,759**	110,349	106,660
Advances from the Federal Home Loan Bank	**76,642**	76,386	72,106
Stockholders' equity	**17,744**	16,383	14,979

Summary of Operations
(Dollars in Thousands)

Year ended June 30,	**2003**	2002	2001
Interest income	**$ 12,743**	$ 13,504	$ 14,437
Interest expense	**6,162**	7,475	9,033
Net interest income	**6,581**	6,029	5,404
Provision for loan losses	**452**	220	345
Net interest income after provision for loan losses	**6,129**	5,809	5,059
Non-interest income			
Gain on sale of securities	**-**	10	16
Gain from sale of loans	**130**	34	36
Other	**493**	346	366
Total non-interest income	**623**	390	418
Non-interest expense:			
Compensation and benefits	**2,330**	2,089	1,727
Professional fees	**135**	107	82
Occupancy	**546**	451	352
Advertising	**199**	94	77
Data processing	**338**	317	266
Insurance and SAIF premiums	**70**	60	50
Other and stock subscription services	**753**	622	506
Total non-interest expense	**4,371**	3,740	3,060
Earnings before income taxes	**2,382**	2,459	2,417
Income tax expense	**692**	848	757
Net earnings	**$ 1,690**	$ 1,611	$ 1,660
Basic net earnings per share	**1.52**	1.46	1.50
Dilutive net earnings per share	**1.46**	1.41	1.46

GFSB BANCORP, INC.
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA (CONTINUED)

Selected Operating Ratios

At and for the year ended June 30,	**2003**	2002	2001
Performance ratios			
Return on average assets (net income divided by average total assets)	**.78%**	.78%	.89%
Return on average equity (net income divided by average equity)	**9.84**	10.19	11.90
Average interest earning assets to average interest-bearing liabilities	**1.13X**	1.09X	1.11X
Net interest income after provision for loan losses, to total other expenses	**140.23%**	155.31%	165.32%
Net interest rate spread	**2.81%**	2.69%	2.44%
Net yield on average interest-earning assets	**3.19%**	3.03%	2.98%
Equity ratios			
Average equity to average assets (average equity divided by average total assets)	**7.97**	7.67	7.44
Equity to assets at period end	**7.72**	7.94	7.60
Asset quality ratios			
Non-performing loans to total assets	**1.01**	.51	.31
Non-performing loans to net loans	**1.59**	.74	.47
Allowance for loan losses, REO and other repossessed assets to non-performing assets	**69.37**	93.56	136.78
Allowance for loan losses to total loans, net	**.95**	.68	.63
Dividend payout ratio	**29.22**	27.84	23.80

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the ability to control costs, expenses, and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

GFSB Bancorp, Inc. is a unitary savings and loan holding company headquartered in Gallup, New Mexico, which provides a full range of deposits and traditional mortgage loan products through its wholly-owned banking subsidiary, Gallup Federal Savings Bank (Bank). All references refer collectively to the Company and the Bank, unless the context indicates otherwise.

During fiscal 2002, to provide opportunity for growth, the Bank opened an office in Farmington, New Mexico under the trade name of Farmington Savings Bank, a Branch of Gallup Federal Savings Bank. Because of operating an additional branch, non-interest expense increased during fiscal 2003.

On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 (Act), following an investigative order proposed by the SEC on chief financial officers and chief executive officers of 947 large public companies on June 27, 2002. Additional regulations are expected to promulgated by the SEC. As a result of the accounting testaments by large public companies, the passage of the Act and regulations expected to be implemented by the SEC, publicly-registered companies, such as the Company, will be subject to additional and more cumbersome reporting regulations and disclosure. These regulations, which are intended to curtail corporate fraud, require certain officers to personally certify certain SEC filings and financial statements and require additional measurers to be taken by our outside auditors, officers and directors. These new laws and regulations have increased non-interest expense.

Management of Interest Rate Risk and Market Risk

Because the majority of the Company's assets and liabilities are sensitive to changes in interest rates, its most significant form of market risk is interest rate risk, or changes in interest rates. The Company is vulnerable to an increase in interest rates to the extent that its interest-bearing liabilities mature or reprice more rapidly than its interest-earning assets. The Company's lending activities have emphasized the purchase of the origination of fixed rate loans secured by one-to four family residences and the purchase of mortgage backed securities and available-for-sale investment securities. The primary source of funds has been deposits with maturities substantially shorter than the related assets. While having interest-bearing liabilities that reprice more frequently than interest-earning assets is generally beneficial to net interest income during a period of declining interest rates, this type of an asset/liability mismatch is generally detrimental during periods of rising interest rates.

Senior management of the Company reviews loan and deposit pricing and production volumes, interest rate risk analysis, liquidity and borrowing needs, and a variety of other asset and liability management topics on a weekly basis. The Company's Investment Committee meets on a monthly basis to review these same items. On behalf of the Investment Committee, the Chairman reports to the Board of Directors.

To reduce the effect of interest rate changes on net interest income, the Company has adopted various strategies to enable it to improve the matching of interest-earning asset maturities to interest-bearing liability maturities. The principal elements of these strategies include seeking to:

- sell new originated long-term fixed rate mortgage loans that conform to Federal National Mortgage Association guidelines when sales can be achieved on terms favorable to the Company;

- lengthen the maturities of liabilities when it would be cost effective through the pricing and promotion of higher rate certificates of deposit and utilization of FHLB advances;

- attract low cost checking and transaction accounts which tend to be less interest rate sensitive when interest rates rise;

- maintain interest-bearing deposits, federal funds and U.S. government securities with short to intermediate terms to maturities; and

- maintain an investment portfolio that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

Although the maintenance of a large percentage of our assets are in short-term intermediate assets such as cash equivalents, mortgage-backed securities and investment securities reduces our interest rate risk, during periods of low market interest rates, such as those that existed during the past three years. This adversely effects our interest income and net earnings. The Company has made a significant effort to maintain its level of lower cost deposits as a method of enhancing profitability. At June 30, 2003, the Company had approximately $42 million, or 33%, of its deposits in low-cost savings, checking and money market accounts. These deposits have traditionally remained relatively stable and are expected to be only moderately affected in a period of rising interest rates. This stability has enabled the Company to offset the impact of rising rates in other deposit accounts.

Net Portfolio Value

Management activity monitors exposure to interest rate risk. The Company's objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. The Bank uses the OTS Net Portfolio Value ("NPV") Model to monitor its exposure to interest rate risk, which calculates changes in net portfolio value. The NPV model, in addition to management's suggestions, are reviewed by the Investment Committee and reported to the Board of Directors quarterly.

The Bank computes amounts by which the net present value of cash flow from assets, liabilities and off balance sheet items ("net portfolio value" or "NPV") would change in the event of a range of assumed changes in market interest rates. Based upon OTS assumptions, the following table presents the Bank's percentage change in NPV, assuming an immediate change in interest rates of plus or minus 300 basis points from the level at June 30, 2003.

Change in Interest Rates In Basis Points ("BP")	NPV Ratio (2)	Change (3)
+300 bp	5.73 %	-239 bp
+200 bp (1)	6.76 %	-136 bp
+100 bp	7.58 %	-54 bp
0 bp	8.12 %	
-100 bp	8.10 %	-2 bp
-200 bp (4)	N/A%	N/A
-300 bp (4)	N/A%	N/A

(1) Denotes the rate shock used to compute the NPV capital ratios.
(2) Calculated as the estimated NPV divided by present value of assets.
(3) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.
(4) Due to the abnormally low interest rate environment in fiscal 2003, the OTS does not provide a calculation.

These calculations indicate that the Bank's NPV could be adversely affected by increases in interest rates but could be somewhat favorably affected by decreases in interest rates. In addition, the Bank could be deemed to have more than a normal level of interest rate risk under applicable regulatory capital requirements if interest market rates increase.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

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Average Balance Sheet

The following table sets forth certain information relating to the Company's average balance sheet and reflects the yield on assets and cost of liabilities for the periods indicated and the yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

	Year Ended June 30, 2003			Year Ended June 30, 2002			Year Ended June 30, 2001		
	Average Balance (Dollars in Thousands)	Interest	Average Yield/Cost	Average Balance (Dollars in Thousands)	Interest	Average Yield/Cost	Average Balance (Dollars in Thousands)	Interest	Average Yield/Cost
Interest-earning assets									
Loans receivable (1)	$ 144,841	$10,324	7.13 %	$ 137,754	$ 10,358	7.53 %	$ 121,237	$ 10,544	8.70 %
Investment securities and mortgage-backed securities	56,387	2,285	4.05 %	56,365	2,997	5.32 %	55,007	3,584	6.52 %
Other interest earning assets (2)	5,141	134	2.61 %	4,837	149	3.08 %	5,356	309	5.77 %
Total interest-earning assets	206,369	12,743	6.17 %	198,956	13,504	6.79 %	181,600	14,437	7.95 %
Non-interest-earning assets	9,307			7,255			5,839		
Total assets	$ 215,676			$ 206,211			$ 187,439		
Interest-bearing liabilities									
Transaction accounts	$ 8,830	$ 66	.75 %	$ 8,081	$ 76	.94 %	$ 6,506	$ 94	1.45 %
Passbook savings	5,910	64	1.08 %	8,271	61	.74 %	4,868	91	1.87 %
Money market accounts	11,421	129	1.93 %	10,465	164	1.57 %	9,583	322	3.36 %
Certificates of deposit	77,180	2,741	3.55 %	75,510	3,759	4.98 %	61,546	3,587	5.83 %
Other liabilities (3)	79,864	3,162	3.96 %	80,206	3,415	4.26 %	81,488	4,939	6.06 %
Total interest-bearing liabilities	183,205	6,162	3.36 %	182,533	7,475	4.10 %	163,991	9,033	5.51 %
Non-interest bearing liabilities	15,275			7,861			9,502		
Total liabilities	198,480			190,394			173,493		
Stockholders' equity	17,196			15,817			13,946		
Total liabilities and stockholders' equity	$ 215,676			$ 206,211			$ 187,439		
Net interest income		$ 6,581			$ 6,029			$ 5,404	
Interest rate spread (4)			2.81 %			2.69 %			2.44 %
Net yield on interest-earning assets (5)			3.19 %			3.03 %			2.98 %
Ratio of average interest-earning assets to average interest-bearing liabilities			1.13 X			1.09 X			1.11 X

(1) Average balances include non-accrual loans.

(2) Includes interest-bearing deposits in other financial institutions.

(3) Other liabilities include FHLB advances, repurchase agreements and other secured borrowings.

(4) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(5) Net yield on interest-earning assets represents net interest income as a percentage of average interest earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); and (iii) changes in rate (volume changes in rate multiplied by the change in average volume).

	Year ended June 30, 2003 vs. 2002 Increase (Decrease) Due to				Year ended June 30, 2002 vs. 2001 Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Net	Volume	Rate	Rate/ Volume	Net
	(Dollars in Thousands)				(Dollars in Thousands)			
Interest income								
Loans receivable	$696	$(677)	$(53)	$(34)	$1,003	$(1,091)	$(98)	$(186)
Mortgage-backed securities and investment securities	1	(716)	3	(712)	89	(660)	(16)	(587)
Other interest-earning assets	9	(23)	(1)	(15)	(30)	(143)	13	(160)
Total interest-earning assets	706	(1,416)	(51)	(761)	1,062	(1,894)	(101)	(933)
Interest expense								
Transaction accounts	7	(15)	(2)	(10)	23	(33)	(8)	(18)
Savings accounts	(17)	28	(8)	3	64	(55)	(39)	(30)
Money markets	15	(46)	(4)	(35)	30	(172)	(16)	(158)
Certificates of deposit	88	(1,079)	(22)	(1,018)	814	(523)	(119)	172
Other liabilities	68	(315)	(6)	(253)	(380)	(1,239)	95	(1,524)
Total interest-bearing liabilities	151	(1,427)	(42)	(1,313)	551	(2,022)	(87)	(1,558)
Net change in interest income	$ 550	$ 11	$ (9)	$ 552	$ 511	$ 128	$ (14)	$ 625

Financial Condition

General. The Company's total assets increased $19,877,000, or 9.5%, to $229,955,000 at June 30, 2003 from $210,078,000 at June 30, 2002. This increase was primarily the result of a $15,803,000 increase in the Company's securities portfolio.

The $15,803,000 increase in the Company's securities portfolio was primarily the result of a $11,227,000 increase in the available-for-sale mortgage backed securities. Mortgage backed securities serve as a source of collateral for borrowings and, through repayments as a source of liquidity. Available-for-sale investment securities increased $5,306,000 primarily due to an increase in mútual fund and U.S. agency securities, partially offset by a decline in collateralized mortgage obligations.

Loans receivable, net, increased $2,879,000 to $146,264,000 at June 30, 2003 from $143,385,000 at June 30, 2002. The increase in loans receivable, net, was primarily the result of increases of $2,397,000 in commercial business loans, $3,080,000 in loans secured by other properties, $438,000 in construction loans, $299,000 in participations sold, $241,000 in consumer loans, partially offset by decreases of $2,158,000 in loans on one-to-four family residences, $973,000 in participations purchased, and $412,000 in the allowance for loan losses.

At June 30, 2003, total liabilities increased $18,515,000 to $212,210,000 from $193,695,000 at June 30, 2002. The increase in total liabilities at June 30, 2003 was primarily attributable to an increase in deposits of $19,410,000.

The increase in deposits was primarily the result of growth in the Company's Transaction and NOW accounts and Time deposits. From June 30, 2002 to June 30, 2003 Transaction and NOW accounts increased $4,521,000 from $20,417,000 to $24,938,000 and Time deposits increased $14,930,000 from $72,627,000 to $87,557,000. The increase in transaction and NOW accounts and time deposits is primarily due to an increase in the Farmington Branch's deposit volume.

The Company offers its corporate customers an investment product fashioned in the form of a repurchase agreement. Under the terms of the agreement, deposits in designated demand accounts of the customers are swept daily into an investment vehicle, through which the funds are used to purchase an interest in designated marketable securities. The Company in turn agrees to repurchase these investments on a daily basis, paying the customer the daily interest earned based on current market rates. At June 30, 2003, repurchase agreements totaled $585,000, a decrease of $650,000 from June 30, 2002.

Total stockholders' equity at June 30, 2003 increased $1,361,000 to $17,744,000 from $16,383,000 at June 30, 2002. The increase in stockholders' equity reflects net income of $1,690,000, plus minor changes in additional paid-in capital and unearned ESOP stock for the year ended June 30, 2003, less dividends paid to stockholders of $477,000.

Comparison of Operating Results for Years Ended June 30, 2003 and 2002

General. Net earnings increased $79,000 or 4.9% to $1,690,000 ($1.46 per dilutive share) for the year ended June 30, 2003 from $1,611,000 ($1.41 per dilutive share) for the year ended June 30, 2002. The increase in earnings is primarily the result of an increase in net interest earnings after provision for loan losses of $552,000, a $233,000 increase in non-interest income, and a $156,000 decrease in the provision for income taxes partially offset by a $232,000 increase in the provision for loan losses and a $630,000 increase in non-interest expense.

Interest Earnings. Total interest earnings totaled $12,743,000 for the year ended June 30, 2003, a decrease of $761,000 from the $13,504,000 for the year ended June 30, 2002. The decrease is primarily due to a decline in rates on the Bank's lending and investment activities. See average balance sheet on page 9 and rate/volume analysis on page 10.

Interest Expense. Total interest expense decreased $1,313,000 from $7,475,000 for the year ended June 30, 2002 to $6,162,000 for the year ended June 30, 2003, primarily due to a decline in rates on time deposits, money market deposits and FHLB borrowings. See average balance sheet on page 9 and rate/volume analysis on page 10.

Provision for Losses on Loans. The Company maintains an allowance for loan losses based upon management's periodic evaluation of known and inherent risks in the loan portfolio, past loss experience, adverse situations that may affect the borrower's ability to repay loans, estimated value of the underlying collateral and current and expected market conditions. The provision for loan loss was $452,000 and $220,000 for the years ended June 30, 2003 and 2002, respectively. The increase in the provision for loan losses was primarily the result of loan growth in commercial business loans and commercial real estate loans, which tend to have greater credit risk than residential real estate loans. While the Company maintains its allowance for losses at a level which it considers to be adequate, there can be no assurance that further additions will not be made to the loss allowances and that such losses will not exceed the estimated amounts.

Non-Interest Earnings. Total non-interest earnings increased by $233,000 or 59.7% from $390,000 for the year ended June 30, 2002 to $623,000 for the year ended June 30, 2003. This increase was primarily due to an increase in service charge income of $139,000, an increase in net gains from sales of loans of $96,000, and an increase in miscellaneous income of $8,000 partially offset by a $10,000 decrease in net gains from sales of available-for-sale securities. The increase in service charge income is primarily due to increased insufficient funds fees collected on NOW and checking accounts due to increased activity. The increase in miscellaneous income is primarily due to a $5,000 gain on the sale of other real estate owned.

Non-Interest Expense. Total non-interest expense increased $631,000 or 16.8% from $3,740,000 for the year ended June 30, 2002 to $4,371,000 for the year ended June 30, 2003. The increase in non-interest expense was primarily attributable to increases in compensation and benefits, advertising, occupancy costs, stationery, printing and office supplies, professional fees, data processing, insurance and other operating expenses. The $241,000 increase in compensation and benefits is associated with the hiring of nine employees to staff the Bank's Farmington branch and general merit increases in employee salaries, a $23,000 increase in expense related to director fee compensation and benefits and a $41,000 increase in expense associated with employee stock compensations plans, offset in part by a $50,000 decrease in expense related to the Company's repurchase of stock in connection with employee stock compensation plans. Advertising expense increased $105,000 primarily due to the Bank's efforts to achieve growth in the Farmington, New Mexico market. Occupancy costs increased $95,000 due primarily to increases in depreciation for furniture, fixtures, and equipment, maintenance contract expense and other occupancy costs associated with operating the Farmington branch. Stationery, printing and office supplies increased $38,000 primarily due to the purchase of forms and supplies for the Farmington branch. Professional fees increased $28,000 primarily due to higher audit expense and accounting fees. Data processing increased $20,000 primarily due to an increase in expenses resulting from the processing cost associated with the growth in the volume of deposit accounts, statement processing and transaction items being serviced. Insurance expense increased $10,000 due to an increase in insurance premiums. Other operating expenses increased $89,000 due primarily to higher loan expense, other real estate owned expense, correspondent bank expense, armored transit expense, charitable contributions and telephone expense.

Income Tax Expense. Income tax expense decreased $156,000 or 22.6% from $848,000 for the year ended June 30, 2002 to $692,000 for the year ended June 30, 2003, to recognize the change in miscellaneous permanent tax differences.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, borrowings, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities, and funds provided from operations. While scheduled loan repayments are a relatively predictable source of funds, deposit flows and loan and mortgage-backed security prepayments are significantly influenced by general interest rates, economic conditions, and competition. In addition, the Company invests excess funds in overnight deposits, which provide liquidity to meet lending requirements and deposit fluctuations.

The Bank's most liquid assets are cash and cash equivalents, which include investments in highly liquid short-term investments. The level of these assets is dependent on the Company's operating, financing, and investing activities during any given period. At June 30, 2003, cash and cash equivalents totaled $7,252,000. The Bank has an additional source of liquidity if a need for additional funds should arise, that being FHLB of Dallas advances. The Bank also has the ability to borrow against mortgage-backed and other securities. At June 30, 2003, the Bank had outstanding borrowings from the FHLB of Dallas of $76,642,000. Some of these outstanding borrowings were used to fund loans and purchase additional investment securities.

The primary investment activity of the Bank is the origination of loans; primarily mortgage loans. During the year ended June 30, 2003, the Bank originated $72,499,000 in total loans (including loan participations purchased), of which $51,503,000 were mortgage loans. Another investment activity of the Bank is the investment of funds in U.S. Government agency securities, mortgage-backed securities, collateralized mortgage obligations, readily marketable equity securities, municipal bonds, and FHLB of Dallas overnight funds. During periods when the Bank's loan demand is limited, the Bank may purchase short-term investment securities to obtain a higher yield than otherwise available.

The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows from operating activities, consisting principally of net earnings, provision for loan losses depreciation of premises and equipment, amortization of investment and mortgage-backed securities premiums, stock based compensation costs and net changes in various operating assets and liabilities less deferred loan origination fees, gain on sale of loans and securities, stock dividend on FHLB stock and (benefit) provision for deferred income taxes, were $2,038,000 and $1,575,000 for the years ended June 30, 2003 and 2002, respectively. Net cash used for investing activities consisting primarily of loan origination and principal repayments on loans, change in secured borrowings and purchases of securities offset by proceeds from the sale of loans, principal payments on securities and maturities and proceeds from sale of securities were $18,843,000 and $7,559,000 for the years ended June 30, 2003 and 2002, respectively. Net cash provided from financing activities consisting primarily of net activity in deposit and escrow accounts and repurchase agreements, proceeds and repayments of FHLB advances and payment of dividends, were $18,406,000 and $7,373,000 for the years ended June 30, 2003 and 2002, respectively.

The Bank anticipates that it will have sufficient funds available to meet its current commitments. As of June 30, 2003, the Bank had commitments to fund loans of $21,040,000. The Bank has sufficient collateral available to provide for approximately $27,000,000 in additional FHLB advances. Certificates of deposit scheduled to mature in one year or less totaled $58,998,000. Based on historical withdrawals and outflows, and on internal monthly deposit reports monitored by management, management believes that a majority of deposits will remain with the Bank. As a result, no adverse liquidity effects are expected.

At June 30, 2003, the Bank exceeded each of the three OTS capital requirements on a fully phased in basis. See Note 9 to the Consolidated Financial Statements.

NEFF + RICCI LLP

CERTIFIED PUBLIC ACCOUNTANTS
6100 UPTOWN BLVD NE SUITE 400
ALBUQUERQUE NM 87110

Independent Auditors' Report

Board of Directors
GFSB Bancorp, Inc.
Gallup, New Mexico

We have audited the accompanying consolidated statements of financial condition of GFSB Bancorp, Inc. (a Delaware corporation) and Subsidiary as of June 30, 2003 and 2002, and the related consolidated statements of earnings and comprehensive earnings, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GFSB Bancorp, Inc. and Subsidiary as of June 30, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Neff + Ricci LLP

Albuquerque, New Mexico
July 18, 2003

GFSB BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 2003 and 2002

ASSETS

		2003	2002
Cash and due from banks	$	**6,785,410**	4,825,439
Interest-bearing deposits with banks		**466,948**	826,052
Available-for-sale investment securities		**29,279,417**	23,973,426
Available-for-sale mortgage-backed securities		**38,517,103**	27,290,274
Held-to-maturity investment securities		**675,997**	1,405,403
Stock of Federal Home Loan Bank, at cost, restricted		**4,332,800**	4,218,500
Loans receivable, net, substantially pledged		**146,264,291**	143,384,711
Loans held-for-sale		**132,000**	296,610
Accrued interest and dividends receivable		**844,722**	1,073,201
Premises and equipment		**2,313,815**	2,511,173
Prepaid and other assets		**342,150**	273,413
Total assets	**$**	**229,954,653**	210,078,202

See Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Transaction and NOW accounts	$ **24,937,782**	20,417,085
Savings deposits	**17,264,978**	17,305,540
Time deposits	**87,556,558**	72,626,849
Advances from the Federal Home Loan Bank	**76,641,834**	76,386,455
Other secured borrowings	**3,657,911**	3,933,133
Repurchase agreements	**584,902**	1,234,857
Accrued interest payable	**515,872**	448,955
Advances from borrowers for taxes and insurance	**365,193**	416,575
Accounts payable and accrued liabilities	**250,015**	245,409
Deferred income taxes	**312,796**	568,728
Dividends declared and payable	**122,467**	110,506
Income taxes payable	**-**	1,168
Total liabilities	**212,210,308**	193,695,260
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock, $.10 par value, 500,000 shares authorized; no shares issued or outstanding	**-**	-
Common stock, $.10 par value, 1,500,000 shares authorized; 1,146,270 and 1,150,106 shares in 2003 and 2002, respectively, issued and outstanding	**114,627**	115,011
Additional paid-in capital	**2,853,446**	2,761,251
Unearned ESOP stock	**(139,882)**	(207,926)
Retained earnings, substantially restricted	**13,633,421**	12,420,358
Accumulated other comprehensive earnings	**1,282,733**	1,294,248
Total stockholders' equity	**17,744,345**	16,382,942
Total liabilities and stockholders' equity	$ **229,954,653**	210,078,202

GFSB BANCORP, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE EARNINGS
Years Ended June 30, 2003 and 2002

		2003	2002
Interest Earnings			
Loans receivable			
Mortgage loans	$	**7,972,501**	8,217,548
Commercial loans		**1,332,818**	1,244,999
Share and consumer loans		**404,669**	454,954
Service fee income		**613,825**	440,369
Investment and mortgage-backed securities		**2,284,798**	2,996,693
Other interest-earning assets		**134,508**	149,599
Total interest earnings		**12,743,119**	13,504,162
Interest Expense			
Deposits		**2,999,831**	4,060,294
Advances from Federal Home Loan Bank		**3,158,101**	3,400,295
Repurchase agreements		**3,871**	14,475
Total interest expense		**6,161,803**	7,475,064
Net interest earnings		**6,581,316**	6,029,098
Provision for Loan Losses		**452,137**	220,000
Net interest earnings after provision for loan losses		**6,129,179**	5,809,098
Non-Interest Earnings			
Service charge income		**434,514**	295,579
Miscellaneous income		**58,971**	50,369
Gain from sale of loans		**129,858**	34,289
Gain on sale of available-for-sale securities		**-**	10,000
Total non-interest earnings		**623,343**	390,237
Non-Interest Expense			
Compensation and benefits		**2,330,217**	2,089,018
Insurance and SAIF Premiums		**70,254**	60,215
Stationery, printing, and office supplies		**155,937**	117,465
ATM expense		**53,569**	50,311
Supervisory exam fees		**55,954**	55,378
Postage		**63,056**	61,697

See Notes to Consolidated Financial Statements.

GFSB BANCORP, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE EARNINGS - CONTINUED
Years Ended June 30, 2003 and 2002

		2003	2002
Non-Interest Expense - Continued			
Other	$	**399,610**	311,042
Occupancy		**545,599**	451,080
Data processing		**337,845**	317,350
Professional fees		**134,980**	106,602
Advertising		**199,485**	94,060
Stock services		**24,389**	26,194
Total non-interest expense		**4,370,895**	3,740,412
Earnings before Income Taxes		**2,381,627**	2,458,923
Income Tax Expense			
Currently payable		**941,568**	834,088
Deferred (benefit) expense		**(250,000)**	13,537
Total income tax expense		**691,568**	847,625
Net earnings		**1,690,059**	1,611,298
Other Comprehensive Earnings			
Unrealized investment (losses) gains, net of tax benefit of $5,933 in 2003 and expense of $13,537 in 2002		**(11,515)**	26,278
Net comprehensive earnings	$	**1,678,544**	1,637,576
Basic Net Earnings per Share		**1.52**	1.46
Dilutive Net Earnings per Share		**1.46**	1.41
Weighted average number of common shares outstanding-basic		**1,115,076**	1,105,068
Weighted average number of common shares outstanding-dilutive		**1,159,917**	1,143,528

See Notes to Consolidated Financial Statements.

GFSB BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended June 30, 2003 and 2002

	Common Stock		
	Shares		Amount
Balances, June 30, 2001	1,150,106	$	115,011
Comprehensive earnings			
Net earnings	-		-
Unrealized gain on available-for-sale securities, net of taxes	-		-
Total comprehensive earnings			
Distribution of stock vested under the management stock bonus plan	-		-
Stock issued upon exercise of stock options	15,937		1,594
Expense incurred by the Company for stock purchased within six months of exercise of related options	-		-
Acquisition of common stock by the Company under the stock repurchase plan	(15,937)		(1,594)
Released and committed to be released 17,199.6449 shares of common stock owned by the ESOP	-		-
Dividends declared and paid to stockholders	-		-
Balances, June 30, 2002	1,150,106		115,011
Comprehensive earnings			
Net earnings	-		-
Unrealized gain on available for sale securities, net of taxes	-		-
Total comprehensive earnings			
Distribution of stock vested under the management stock bonus plan	-		-
Stock issued upon exercise of stock options	4,800		480
Expense incurred by the Company for stock purchased within six months of exercise of related options	-		-
Acquisition of common stock by the Company under the stock repurchase plan	(8,636)		(864)
Released and committed to be released 18,810.4264 shares of common stock owned by the ESOP	-		-
Dividends declared and paid to stockholders	-		-
Balances, June 30, 2003	1,146,270	$	114,627

See Notes to Consolidated Financial Statements.

	Additional Paid-in Capital	Unearned ESOP Stock	Retained Earnings	Accumulated Other Comprehensive Earnings	**Total**
$	2,630,860	(272,480)	11,237,917	1,267,970	**14,979,278**
	-	-	1,611,298	-	**1,611,298**
	-	-	-	26,278	**26,278**
					1,637,576
	29,245	-	-	-	**29,245**
	128,240				**129,834**
	83,867	-	-	-	**83,867**
	(212,107)	-	-	-	**(213,701)**
	101,146	64,554	-	-	**165,700**
	-	-	(428,857)	-	**(428,857)**
	2,761,251	(207,926)	12,420,358	1,294,248	**16,382,942**
	-	-	1,690,059	-	**1,690,059**
	-	-	-	(11,515)	**(11,515)**
					1,678,544
	17,893	-	-	-	**17,893**
	43,965	-	-	-	**44,445**
	34,264	-	-	-	**34,264**
	(142,423)	-	-	-	**(143,287)**
	138,496	68,044	-	-	**206,540**
	-	-	(476,996)	-	**(476,996)**
$	2,853,446	(139,882)	13,633,421	1,282,733	**17,744,345**

GFSB BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended June 30, 2003 and 2002

		2003	2002
Cash Flows from Operating Activities			
Net earnings	$	**1,690,059**	1,611,298
Adjustments to reconcile net earnings to net cash provided by operations			
Deferred loan origination fees		**(613,825)**	(440,369)
Gain on sale of loans and securities		**(129,858)**	(44,289)
Provision for loan losses		**452,137**	220,000
Depreciation of premises and equipment		**296,831**	233,919
Amortization of investment and mortgage-backed securities premiums		**224,230**	121,568
Stock dividend on FHLB stock		**(114,300)**	(121,828)
Release of ESOP stock		**206,540**	165,700
Stock compensation under management bonus stock plan		**17,893**	29,245
Stock compensation resulting from stock purchased by the Company within six months of exercise of related options		**34,264**	83,867
(Benefit) provision for deferred income taxes		**(250,000)**	13,537
Net changes in operating assets and liabilities			
Accrued interest and dividends receivable		**228,479**	112,199
Prepaid and other assets		**(68,737)**	(198,789)
Income taxes receivable		**(1,168)**	(194,686)
Accrued interest payable		**66,918**	(24,492)
Accounts payable and other accrued liabilities		**(13,287)**	(3,691)
Dividends declared and payable		**11,961**	12,053
Net cash provided by operating activities		**2,038,137**	1,575,242
Cash Flows from Investing Activities			
Purchase of premises and equipment		**(99,473)**	(1,421,322)
Loan origination and principal repayment on loans, net		**(10,523,156)**	(15,398,358)
Change in secured borrowings		**(275,222)**	3,933,133
Proceeds from the sale of loans		**8,099,732**	2,402,632
Principal payments on mortgage-backed securities		**11,246,417**	10,183,665
Principal payments on available-for-sale securities		**6,214,437**	3,049,992
Principal payments on held-to-maturity securities		**4,000**	25,000
Purchases of mortgage-backed securities		**(22,490,693)**	(5,144,006)
Purchases of available-for-sale securities		**(13,412,658)**	(6,572,405)
Purchases of held-to-maturity securities		**(274,594)**	-
Maturities and proceeds from sale of available-for-sale securities		**1,668,000**	1,310,000
Maturities and proceeds from sale of available-for-sale mortgage-backed securities		**-**	520,000
Maturities and proceeds from sale of held-to-maturity securities		**1,000,000**	-
Purchase of FHLB stock		**-**	(447,672)
Net cash used by investing activities		**(18,843,210)**	(7,559,341)

See Notes to Consolidated Financial Statements.

GFSB BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
Years Ended June 30, 2003 and 2002

	2003	2002
Cash Flows from Financing Activities		
Net increase in transaction accounts, passbook savings, money market accounts, and certificates of deposit	$ **19,409,843**	3,689,308
Repurchase agreements	**(649,955)**	(89,478)
Net decrease in mortgage escrow finds	**(51,382)**	(23,473)
Proceeds from FHLB advance	**808,623,387**	688,853,462
Repayments on FHLB advances	**(808,368,008)**	(684,573,004)
Purchase of GFSB Bancorp stock under the stock repurchase plan in cash	**(143,287)**	(213,701)
Dividends paid or to be paid in cash	**(476,996)**	(428,857)
Proceeds from exercise of stock options	**44,445**	129,834
Price paid for vested management bonus stock plan stock	**17,893**	29,245
Net cash provided by financing activities	**18,405,940**	7,373,336
Increase in cash and cash equivalents	**1,600,867**	1,389,237
Cash and cash equivalents at beginning of year	**5,651,491**	4,262,254
Cash and cash equivalents at end of year	$ **7,252,358**	5,651,491
Supplemental disclosures		
Cash paid during the year for		
Interest on deposits and advances	$ **6,091,015**	7,485,081
Income taxes	**943,200**	1,034,208
Change in market value, net of deferred taxes on available-for-sale securities (other comprehensive earnings)	**(11,515)**	26,278

See Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied in the preparation of the accompanying statements follows:

Organization and Operations. Effective June 29, 1995, Gallup Federal Savings and Loan Association (Association) converted from a federal mutual savings and loan association to a federal stock savings bank with the formation of a holding company (GFSB Bancorp, Inc.). The conversion was accomplished through amendment of the Association's federal charter and the sale of the Holding Company's common stock. The Association also changed its name to Gallup Federal Savings Bank (Bank).

GFSB Bancorp, Inc. (Company) is a unitary savings and loan holding company incorporated under the laws of the State of Delaware. The Company acquired all of the common stock of the Bank on June 29, 1995 and the Company also made its initial public offering of common stock.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Company and the Bank. All significant balances and transactions between entities have been eliminated.

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand, cash items, amounts due from banks, amounts held with the Federal Reserve Bank, interest bearing deposits with the Federal Home Loan Bank, and time deposits. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The amounts in each of these above categories are as follows:

	2003	2002
Cash on hand	**$ 2,522,184**	1,620,315
Cash items	**(6,340)**	13,765
Amounts due from banks	**3,614,410**	2,808,981
Interest bearing deposits	**268,948**	628,052
Time deposits	**198,000**	198,000
Federal Reserve Bank deposits	**655,156**	382,378
Total cash and cash equivalents	**$ 7,252,358**	5,651,491

The amounts due from banks includes $78,250 and $67,058 for the years ended June 30, 2003 and 2002, respectively, held in trust by the Company for the employees awarded stock under the Management Stock Bonus Plan. The amount represents dividends earned on non-vested shares.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Available-for-Sale Investment Securities. All available-for-sale investment securities are stated at fair value. The Company has recorded a net unrealized gain, net of deferred income taxes, as accumulated comprehensive income. Realized gains and losses on the sale of investment securities are determined using the specific identification method when such sales occur. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period of maturity.

Available-for-Sale Mortgage-Backed Securities. All mortgaged-backed and related securities are stated at fair value. The Company has recorded a net unrealized gain, net of deferred income taxes, as accumulated comprehensive income. Realized gains and losses on the sale of mortgage-backed securities are determined using the specific identification method when such sales occur. All sales are made without recourse. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the remaining period of maturity.

Held-to-Maturity Securities. Government, Federal agency, and corporate debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity. All held-to-maturity securities are recorded at amortized cost.

Loans Receivable. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at unpaid principal balances, less the allowance for loan losses, and net deferred loan origination fees and discounts.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions.

An impaired loan can be valued based upon its fair value or the market value of the underlying collateral if the loan is primarily collateral dependent. The Company assesses for impairment all loans delinquent more than 90 days. Uncollectible interest on loans that are contractually past due is charged off, or an allowance account is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received, until, in management's judgment, the borrower's ability to make periodic principal and interest payments is back to normal, in which case the loan is returned to accrual status.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Transfers of Financial Assets. The Company accounts for transfers of financial assets by recognizing the financial assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The statement also distinguishes transfers of financial assets that are sales from transfers of financial assets that are secured borrowings.

Loans Held-For-Sale. Loans held-for-sale are those loans the Company has the intent to sell in the foreseeable future. Loans held-for-sale are carried at the lower of aggregate cost or market value. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between sales proceeds and carrying value of the loans.

Mortgage loans sold to others are not included in the accompanying statements of financial condition. For the years ended June 30, 2003 and 2002, $8,099,732 and $2,402,632, respectively, of loans have been sold. No servicing rights were retained on these loans. Gains on the sale of these loans were $129,858 and $34,289 for the years ended June 30, 2003 and 2002, respectively.

Loan Origination Fees and Related Costs. Loan fees and certain direct loan origination costs are deferred, and the net fee is recognized as an adjustment to interest income using the interest method over the contractual life of the loans. Historical prepayment experience for the Company is minimal for purposes of adjusting the contractual life of the loans.

Foreclosed Real Estate. Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure. The Company generally holds foreclosed assets as held for sale, and accordingly, after foreclosure, such assets are carried at the lower of fair value minus estimated costs to sell, or cost. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the fair value of a property does not exceed its cost.

Premises and Equipment. Land is carried at cost. Building, furniture, improvements, fixtures, and equipment are carried at cost, less accumulated depreciation. Maintenance and repairs are charged to earnings in the period incurred. Building, improvements, furniture, fixtures, and equipment are depreciated using a straight-line method over the following estimated useful lives of the assets:

Buildings	40 years
Furniture, fixtures and equipment	5 - 10 years
Parking lot improvements	5 years
Leasehold improvements	5 - 10 years

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes. Deferred income taxes are provided on temporary differences in the recognition of income and expense for tax and financial reporting purposes.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes in the period of enactment.

Earnings Per Share. Earnings per share have been computed on the basis of the weighted average number of shares of common stock and common stock equivalents outstanding for the year. The Company accounts for the shares acquired by its ESOP in accordance with Statement of Position 93-6; shares controlled by the ESOP are not considered in the weighted average number of shares outstanding until the shares are committed for allocation to an employee's individual account.

Fair Value of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

> *Cash and cash equivalents.* - The carrying amount of cash and cash equivalents approximate their fair value.
>
> *Available-for-sale and held-to-maturity securities.* - Fair values for securities are based on quoted market prices.
>
> *Loans receivable.* - For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.
>
> *Deposit liabilities.* - The fair values disclosed for demand deposits are, by definition, materially equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of fixed-term money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Short-term borrowings. - The carrying amounts of short-term borrowings approximate their fair values given that the borrowings are at the Bank's current incremental borrowing rate.

Off-balance sheet instruments. - Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standings.

Financial Instruments. In the ordinary course of business the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and commercial letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

A substantial estimate for the Company is the allowance for loan losses. This estimate could change substantially within a year if borrowers' ability to repay or the estimated value of underlying collateral should decline dramatically.

Investment in Federal Home Loan Bank Stock. The Bank, as a member of the Federal Home Loan Bank System, is required to maintain an investment in its capital stock of the Federal Home Loan Bank (FHLB) in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. No ready market exists for the Federal Home Loan Bank Stock, and it has no quoted market value.

Segment Reporting. The Company is required to report information about operating segments in and related disclosures about products and services, geographic areas and major customers. The Company only has one operating segment.

Reclassifications. Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 presentation. The largest reclassification involved certain sold participation loans reclassified in accordance with Statement of Financial Accounting Standards (SFAS) 140. As a result of the reclassification, 2002 loans receivable and other secured borrowings balances were increased by approximately $3,900,000 each.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Developments. In October of 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 147 *Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9.* FASB Statement No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, and FASB Interpretation No. 9, *Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method*, provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*. Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of the Statement. In addition, this Statement amends FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor - and borrower - relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used. The adoption of this statement did not impact the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123.* This Statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of this statement did not impact the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No, 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities.* The adoption of this statement did not impact the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This Statement establishes standards for how an issuer classifies and measurers certain financial instruments with characteristics of both liabilities and equity. It

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, *Elements of Financial Statements*. The remaining provisions of this Statement are consistent with the Board's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. While the Board still plans to revise that definition through an amendment to Concepts Statement 6, the Board decided to defer issuing that amendment until it has concluded its deliberations on the next phase of this project. That next phase will deal with certain compound financial instruments including puttable shares, convertible bonds, and dual-indexed financial instruments. This Statement concludes the first phase of the Board's redeliberations of the Exposure Draft, *Accounting for Financial Instruments with Characteristics of Liabilities, Equity, or Both*. The adoption of this statement did not impact the Company's financial position or results of operations.

NOTE 2. AVAILABLE-FOR-SALE MORTGAGE-BACKED SECURITIES

The carrying values and estimated fair values of available-for-sale mortgage-backed securities are summarized as follows:

June 30, 2003	Principal Balance	Unamortized Premiums (Discounts)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
FNMA ARM Certificates	$ 26,015,268	690,736	26,706,004	225,397	(50,279)	26,881,122
FHLMC ARM Certificates	5,017,296	125,255	5,142,551	42,716	(26,536)	5,158,731
GNMA ARM Certificates	5,152,408	157,441	5,309,849	2,407	(24,628)	5,287,628
SBA	334,870	-	334,870	26,789	-	361,659
Mortgage Pass-through Certificates	811,339	(14,533)	796,806	31,157	-	827,963
	$ 37,331,181	958,899	38,290,080	328,466	(101,443)	38,517,103

NOTE 2. AVAILABLE-FOR-SALE MORTGAGE-BACKED SECURITIES (CONTINUED)

June 30, 2002	Principal Balance	Unamortized Premiums (Discounts)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
FNMA ARM Certificates	$ 16,187,116	389,325	16,576,441	125,163	(100,474)	16,601,130
FHLMC ARM Certificates	1,978,687	36,715	2,015,402	25,874	(5,902)	2,035,374
GNMA ARM Certificates	5,109,428	154,295	5,263,723	37,121	-	5,300,844
SBA	485,190	-	485,190	16,931	-	502,121
Mortgage Pass-through Certificates	2,780,215	(52,812)	2,727,403	123,402	-	2,850,805
	$ 26,540,636	527,523	27,068,159	328,491	(106,376)	27,290,274

During the years ended June 30, 2003 and 2002, the Company did not have any proceeds from the sales of mortgage-backed securities. The Company had pledged $14,710,776 (current face) and $15,520,259 (current face) at June 30, 2003 and 2002, respectively, in mortgage-backed and investment securities to public entities who have on deposit amounts in excess of the federally insured limit. The Company also had pledged $309,378 and $387,569 at June 30, 2003 and 2002, respectively, in mortgage-backed securities to the Federal Reserve Bank for its Treasury Tax and Loan Account.

NOTE 3. INVESTMENTS

The amortized cost and fair values of investment securities are summarized as follows:

Available-for-sale

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
June 30, 2003				
Mutual funds	**$ 9,937,752**	**5,645**	**-**	**9,943,397**
US agency securities	**5,555,404**	**69,998**	**-**	**5,625,402**
FHLMC stock	**7,786**	**1,108,341**	**-**	**1,116,127**
Tax-exempt securities	**4,856,181**	**586,466**	**-**	**5,442,647**
FNMA/SLMA preferred	**1,500,000**	**-**	**(75,000)**	**1,425,000**
CMO	**3,854,101**	**31,147**	**(16,493)**	**3,868,755**
SLMA asset-backed note	**1,851,683**	**6,406**	**-**	**1,858,089**
	$ 27,562,907	**1,808,003**	**(91,493)**	**29,279,417**
June 30, 2002				
Mutual funds	$ 2,822,370	5,743	-	2,828,113
US agency securities	2,699,931	71,164	-	2,771,095
FHLMC stock	7,786	1,337,635	-	1,345,421
Tax-exempt securities	5,357,306	252,317	-	5,609,623
FNMA/SLMA preferred	1,500,000	-	-	1,500,000
CMO	7,854,533	85,774	(1,133)	7,939,174
SLMA asset-backed note	1,992,633	-	(12,633)	1,980,000
	$ 22,234,559	1,752,633	(13,766)	23,973,426

Held-to-maturity

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
June 30, 2003				
Tax-exempt securities	**$ 675,997**	**21,096**	**-**	**697,093**

NOTE 3. INVESTMENTS (CONTINUED)

		Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
June 30, 2002					
Tax-exempt securities	$	409,996	10,031	-	420,027
Corporate debt securities		995,407	-	(407)	995,000
	$	1,405,403	10,031	(407)	1,415,027

The amortized cost and fair value of all debt securities by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Amortized Cost	Fair Value
Available-for-sale			
Due within one year	$	500,009	500,314
Due after one year through five years		5,709,235	5,823,568
Due after five years through ten years		-	-
Due after ten years		4,202,341	4,744,167
Mutual funds		9,937,752	9,943,397
FHLMC stock		7,786	1,116,127
FNMA		1,500,000	1,425,000
SLMA asset-backed note		1,851,683	1,858,089
CMO		3,854,101	3,868,755
Mortgage-backed securities		38,290,080	38,517,103
	$	65,852,987	67,796,520
Held-to-maturity			
Due within one year	$	270,000	270,000
Due after one year through five years		144,997	154,682
Due after five years through ten years		-	-
Due after ten years		261,000	272,411
	$	675,997	697,093

No investments were sold during the year ended June 30, 2003, $1,830,000 in investments were sold during the year ended June 30, 2002. At June 20, 2003, the Company had $412,000 in commitments to purchase tax exempt securities.

NOTE 4. LOANS RECEIVABLE

Loans receivable are summarized as follows:

	2003	2002
First mortgage loans (principally conventional)		
Principal balances		
Secured by one-to-four family residences	$ 77,464,489	79,625,021
Secured by other properties	26,027,088	22,947,175
Construction loans	5,183,423	4,745,701
Loan participations purchased	10,306,393	11,279,376
Commercial loans	24,192,171	21,794,673
Consumer loans		
Unsecured	320,330	262,949
Loans secured by deposits	1,212,031	1,452,693
Secured by vehicles	1,527,815	1,415,666
Home equity lines	1,766,753	1,999,951
Other consumer	930,450	385,224
	148,930,943	145,908,429
Loan participations sold	(474,486)	(773,000)
Net deferred loan origination fees	(795,738)	(766,647)
Allowance for loan losses	(1,396,428)	(984,071)
Total loans receivable	$146,264,291	143,384,711

Activity in the allowance for loan losses is summarized as follows:

Balance at beginning of year	$ 984,071	824,783
Provision charged to income	452,137	220,000
Charge-offs, recoveries and other, net	(39,780)	(60,712)
Balance at end of year	$ 1,396,428	984,071

The Company has commitments to fund new loans, lines, and letters of credit as follows:

Fixed rate	$ 1,120,000	2,002,000
Variable rate	8,964,000	5,495,000
Commitments for new originations	10,956,000	2,336,000
Total	$21,040,000	9,833,000

NOTE 4. LOANS RECEIVABLE (CONTINUED)

Fixed rate commitments at June 30, 2003 and 2002 had interest rates that ranged from 5.88% to 10.00%. Total loans with fixed rates were $107,678,913 and $112,546,960 at June 30, 2003 and 2002, respectively. Total loans with variable rates were $40,113,806 and $32,118,432 at June 30, 2003 and 2002, respectively.

Non-accrual loans for which interest has been reduced totaled $2,320,562 and $246,424 at June 30, 2003 and 2002, respectively. Interest income that was foregone amounted to $95,962 and $6,956 at June 30, 2003 and 2002, respectively. There were no restructured loans at June 30, 2003 or 2002.

The weighted average rate for the loan portfolio was 6.54% and 7.12% at June 30, 2003 and 2002, respectively.

There were no impaired loans at June 30, 2003 or 2002.

NOTE 5. ACCRUED INTEREST AND DIVIDENDS RECEIVABLE

Accrued interest and dividends receivable is summarized as follows:

		2003	2002
Loans receivable	$	**521,885**	741,924
Available-for-sale investment securities		**145,561**	142,445
Available-for-sale mortgage-backed securities		**170,532**	169,692
Dividends		**5,863**	18,259
Time deposits		**881**	881
Total accrued interest and dividends	**$**	**844,722**	1,073,201

NOTE 6. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	2003	2002
Buildings	$ 1,506,206	1,506,206
Furniture, fixtures, and equipment	1,181,694	1,082,221
Parking lot improvements	5,265	5,265
Leasehold improvements	563,328	563,328
Land	443,550	443,550
	3,700,043	3,600,570
Allowance for depreciation	(1,386,228)	(1,089,397)
Total premises and equipment	$ 2,313,815	2,511,173

NOTE 7. DEPOSITS

Deposits are summarized as follows:

	Weighted Average Rate at June 30, 2003	June 30, 2003 Amount	June 30, 2003 Percent
Passbook savings accounts	1.08%	$ 6,319,124	4.87%
Money market accounts	1.13	10,945,854	8.43
Transaction and NOW accounts	.75	24,937,782	19.22
		42,202,760	32.52
Certificates of deposit:			
1.00%-3.00%	2.41	55,761,113	42.97
3.01%-6.00%	4.75	27,416,892	21.13
6.01%-7.00%	6.43	4,378,553	3.38
Total certificates of deposit		87,556,558	67.48
Total deposits		$129,759,318	100%

NOTE 7. DEPOSITS (CONTINUED)

	Weighted Average Rate at June 30, 2002	June 30, 2002	
		Amount	Percent
Passbook savings accounts	.74%	$ 5,555,672	5.03%
Money market accounts	1.57	11,749,868	10.65
Transaction and NOW accounts	.94	20,417,085	18.50
		37,722,625	34.18
Certificates of deposit:			
1.00%-3.00%	2.43	32,352,433	29.32
3.01%-6.00%	4.85	30,938,631	28.04
6.01%-7.00%	6.36	8,815,984	7.99
7.01%-8.00%	7.25	519,801	.47
Total certificates of deposit		72,626,849	65.82
Total deposits		$110,349,474	100.00%

The aggregate amount of jumbo certificates with a minimum denomination of $100,000 was $45,260,872 and $36,945,033 at June 30, 2003 and 2002, respectively.

Certificates of deposit by remaining maturity are as follows:

	2003	2002
Less than 1 year	**$58,998,082**	48,007,532
1 year to 2 years	**14,147,760**	14,596,795
2 years to 3 years	**4,992,188**	5,204,511
3 years to 4 years	**1,692,720**	1,040,327
4 years to 5 years	**3,990,563**	1,505,549
Thereafter	**3,735,245**	2,272,135
	$87,556,558	72,626,849

NOTE 7. DEPOSITS (CONTINUED)

Interest expense on deposits is summarized as follows:

	2003	2002
Certificates of deposit	$ 2,740,664	3,759,196
Money market accounts	128,743	164,245
Passbook savings	64,125	60,669
Transaction and NOW deposits	66,299	76,184
	$ 2,999,831	4,060,294

NOTE 8. REPURCHASE AGREEMENTS

Under the terms of the repurchase agreement, deposits in designated demand accounts of the customer are put into an investment vehicle which is used daily to purchase an interest in designated marketable securities owned by the Bank. The Bank in turn agrees to repurchase these investments on a daily basis and pay the customer the daily interest earned on them. The amount of repurchase agreements was $584,902 and $1,234,857 at June 30, 2003 and 2002, respectively.

NOTE 9. REGULATORY MATTERS AND RESTRICTIONS ON RETAINED EARNINGS

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. The Bank is also subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios set forth in the table below. Management believes, as of June 30, 2003 that the Bank meets all capital adequacy requirements to which it is subject.

NOTE 9. REGULATORY MATTERS AND RESTRICTIONS ON RETAINED EARNINGS (CONTINUED)

Current regulations require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum 4% leverage capital ratio and an 8% risk-based capital ratio.

The Bank at June 30, 2003, meets the regulatory tangible capital and core (leverage) capital requirements and the risk-based capital requirement of 8% of total risk-weighted assets.

The following is a reconciliation of the Bank's capital in accordance with accounting principles generally accepted in the United States of America (GAAP) to the three components of regulatory capital calculated under regulatory requirements at June 30, 2003:

	Tangible Capital		Core Capital		Risk-Based Capital	
	Amount	Percent	Amount	Percent	Amount	Percent
GAAP Capital	$ 15,799,902		$ 15,799,902		$ 15,799,902	
Disallowed servicing assets, disallowed deferred tax assets, and other disallowed assets	(348,005)		(348,005)		(348,005)	
Accumulated losses (gains) on certain available-for-sale securities	(1,282,733)		(1,282,733)		(1,282,733)	
Unrealized (gains) losses on available-for-sale equity securities	-		-		467,544	
Other disallowed deferred tax liabilities	-		-		-	
Qualifying general loan loss allowance	-		-		1,396,428	
Regulatory capital computed	14,169,164	6.24%	14,169,164	6.24%	16,033,136	11.58%
Minimum capital requirement	3,405,086	1.50%	9,080,229	4.00%	11,072,560	8.00%
Regulatory capital excess	$ 10,764,078	4.74%	$ 5,088,935	2.24%	$ 4,960,576	3.58%

NOTE 10. RELATED PARTY TRANSACTIONS

The Company has several loans receivable outstanding to related parties. The Company's policy is that all such loan transactions be on the same terms, including underwriting criteria and collateral, as those prevailing at the same time for comparable transactions with others. The Company offers a 1% reduction in interest rates from those prevailing at the same time for comparable transactions with others for loans to employees, officers and directors for personal purposes.

A summary of the activity for outstanding loans receivable to related parties is as follows:

	2003	2002
Balance, beginning of year	**$ 2,250,533**	1,707,844
New loans	**1,000,925**	1,037,006
Repayments	**(529,223)**	(494,317)
Balance, end of year	**$ 2,722,235**	2,250,533

The Company also has several deposits from related parties. Outstanding deposits from related parties amounted to $3,316,172 and $2,716,865 at June 30, 2003 and 2002, respectively. The Company also expensed $154,187 and $134,579 for the years ended June 30, 2003 and 2002, respectively, for directors' fees.

NOTE 11. CONCENTRATIONS OF CREDIT RISK

The Company is active in originating primarily first mortgage loans primarily in San Juan and McKinley County, New Mexico. Significant loans are approved by the Board of Directors through its loan committee. Collateral is required on all real estate loans, substantially all commercial loans, and the majority of consumer loans. Real estate exposure is primarily limited to the counties in which the Company operates. The Company generally maintains loan to value ratios of no greater than 80%.

The Company maintains its cash balances with other financial institutions. The balances on deposit with other banks are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's uninsured cash balances totaled $932,301 and $1,230,209 at June 30, 2003 and 2002, respectively.

NOTE 12. INCOME TAXES

Income tax expense consists of:

		2003	2002
Current			
Federal	$	**809,096**	720,911
State		**132,472**	113,177
		941,568	834,088
Deferred (benefit) provision			
Federal		**(237,500)**	10,830
State		**(12,500)**	2,707
		(250,000)	13,537
Total income tax expense	$	**691,568**	847,625

Temporary differences create deferred tax assets and (liabilities) that are detailed below as of June 30, 2003 and 2002:

		2003	2002
Loan loss allowance	$	**390,276**	270,028
Depreciation on premises and equipment		**(5,586)**	(24,108)
Employee Stock Ownership Plan compensation		**97,767**	66,932
Management Bonus Stock Plan compensation		**13,549**	15,073
Net unrealized gain on available-for-sale securities		**(660,801)**	(666,734)
Federal Home Loan Bank Stock dividends		**(179,780)**	(229,919)
Non accrual interest income		**31,779**	-
	$	**(312,796)**	(568,728)

The deferred tax liability for unrealized holding gains on available-for-sale securities has reduced the unrealized holding gains reported as accumulated other comprehensive earnings within stockholders' equity.

NOTE 12. INCOME TAXES (CONTINUED)

The reconciliation of income tax computed at the U.S. federal statutory rate to income tax expense is:

	2003	2002
Tax at statutory rate of 34%	$ **809,753**	836,034
State income taxes, net of federal tax benefit	**72,349**	74,697
Non-taxable interest and dividends	**(177,107)**	(204,204)
Other, net	**(13,427)**	141,098
	$ **691,568**	847,625
Effective tax rate	**29%**	34%

NOTE 13. EMPLOYEE STOCK OWNERSHIP PLAN

In connection with the conversion, referred to in Note 1, the Company adopted an Employee Stock Ownership Plan (ESOP) for the benefit of all of its full time employees. Contributions to the Plan are determined at the discretion of the Company and are limited to the maximum amount deductible for income tax purposes. Eligible employees include all full-time employees with a minimum of one year of service as of any anniversary date of the Plan. The ESOP purchased 105,000 (as adjusted for previous stock dividends) common shares of the Company's stock issued in the conversion, which was funded by a $560,000 loan from the Company. Per Statement of Position 93-6, *Employer's Accounting for Employee Stock Ownership Plans*, the unpaid balance of the ESOP loan has not been reported in the Consolidated Statements of Financial Position. Stockholders' equity has been reduced by the aggregate purchase price of the shares owned by the ESOP, net of the shares committed to be released. Contributions to the ESOP by the Company are made to fund the principal and interest payments on the debt of the ESOP. As of June 30, 2003, 63,292.2115 ESOP shares were released, and for the year ended June 30, 2003, $206,537 in contributions was made to the ESOP by the Company. As of June 30, 2002, 51,850.1051 ESOP shares were released and contributions of $165,701 were made to the Plan by the Company. The remaining unallocated ESOP shares at June 30, 2003 were 32,933.7882. The fair value of the remaining unallocated shares at June 30, 2003 is $547,689. Dividends on unallocated ESOP shares are recorded as additional contributions to the ESOP by the Company to prepay principal on the ESOP loan and release additional shares. Dividends on allocated shares are charged to retained earnings.

NOTE 14. STOCK PLANS

At June 30, 2003, the Company has four stock-based compensation plans, which are described below. The Company applies APB Opinion 25 and related interpretations in accounting for its plans. The compensation cost that has been charged against income for the Management Stock Bonus Plan is discussed below. No compensation cost has been recognized for its stock option plans. Had compensation cost for the stock option plans been determined based on the fair value method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro-forma amounts indicated below:

	2003	2002
Net income (as reported)	**$ 1,690,059**	1,611,298
Net income (pro-forma)	**1,682,112**	1,602,133
Basic earnings per share (as reported)	**1.52**	1.46
Basic earnings per share (pro-forma)	**1.51**	1.45
Diluted earnings per share (as reported)	**1.46**	1.41
Diluted earnings per share (pro-forma)	**1.45**	1.40

The fair value of each option grant was estimated using the Black-Scholes option pricing model with the following assumptions:

	2003	2002
Expected dividend yield	2.3644%	2.4859%
Expected stock price volatility	14%	21%
Risk free rate of return	4.4%	4.2%
Expected life of options	10 years	10 years

On January 5, 1996, the Board of Directors of the Company adopted a Stock Option Plan. Pursuant to the Plan, an amount of stock equal to 10% of the shares of common stock (177,891 shares as adjusted for previous stock dividends) of the Corporation issued and outstanding is reserved for issuance by the Company upon exercise of stock options which may be granted to directors, officers, and other key employees from time to time. The Plan provides for both incentive stock options and non-incentive stock options. The options vest at a rate of one-fifth of the award per year and have an exercise date of ten years from the date of grant. In connection with the adoption of the Plan, the Company has granted 77,406 incentive stock options and 53,366 non-incentive stock options to its directors, officers, and other key employees. The weighted average remaining life of common stock options at June 30, 2003 and 2002 is 5.60 and 6.45 years, respectively. During the year, no incentive stock options were forfeited and 4,800 incentive stock options were exercised. Remaining options available to be granted in the future amount to 59,680 shares.

NOTE 14. STOCK PLANS (CONTINUED)

A summary of common stock options under the Stock Option Plan for the years ended June 30, 2003 and 2002 follows:

	Options	Price Range	Weighted Average Price	Options Exercisable
Balance, June 30, 2001	113,899	$ 7.40-12.80	$ 8.31	$ 78,693
Granted	-	-	-	
Forfeited	(5,438)	11.45 - 12.80	11.87	
Exercised	(15,937)	7.40 - 11.37	7.86	
Balance, June 30, 2002	92,524	7.40-11.45	8.48	$ 77,149
Granted	-	-	-	
Forfeited	-	-	-	
Exercised	(4,800)	7.400 - 11.37	9.26	
Balance, June 30, 2003	**87,724**	**$ 7.40 - 11.45**	**$ 8.44**	**$ 77,724**

On January 5, 1996, the Company also adopted a Management Stock Bonus Plan. Sufficient funds were contributed to the Plan representing up to 4% of the aggregate number of shares issued in the conversion. Awards under the Plan are determined based on the position and responsibilities of the employees, the length and value of their services, and the compensation paid to employees. From January 5, 1996 to June 30, 2003, the Company made awards under the Plan (less forfeited shares) in the amount of 52,124 shares. The value of the stock is determined (less forfeited shares and shares withheld for taxes) annually as vested (and paid), based on the current market value. At June 30, 2003 and 2002, 19,032 and 18,325 shares, respectively, remain to be awarded under the Plan in the future. Awards under the Plan are earned at the rate of one-fifth of the award per year as of the one-year anniversary of the effective date of the Plan. Total compensation expense recorded under the management stock bonus plan was $17,893 and $31,506 for the years ended June 30, 2003 and 2002, respectively.

On March 22, 2000, the Board of Directors of the Company adopted a Director's Stock Compensation Plan. Pursuant to the Plan an amount of stock equal to 1% of the shares of common stock of the corporation issued and outstanding is reserved for issuance by the Company upon exercise of stock options which are to be issued to Directors of the Company. The options vest upon date of grant and have an exercise date of ten years from date of grant. In connection with the adoption of the Plan, the Company has granted all 11,946 shares available under the Plan to its Directors. The option price established for the shares upon exercise is $11.00 per share.

NOTE 14. STOCK PLANS (CONTINUED)

On October 27, 2000, the Board of Directors adopted the 2000 stock option plan. Pursuant to the Plan, an amount equal to 5% of the shares of common stock (58,500 shares) of the Corporation issued and outstanding is reserved for issuance by the Company upon exercise of stock options which may be granted to directors, officers, and other key employees from time to time. The Plan provides for both incentive stock options and non- incentive stock options. The options vest at a rate of one-fifth of the award per year and have a exercise date of ten years from the date of grant. No options were issued during the year ended June 30, 2003.

During the 1997 fiscal year, the Company began a stock repurchase program. During the years ended June 30, 2003 and 2002, the Company repurchased 8,636 and 15,937 shares of its outstanding common stock for $143,287 and $214,000, respectively. The Company currently has in place a plan to repurchase up to 115,010 shares (10% of 1,150,106 outstanding shares of common stock on plan date).

NOTE 15. FEDERAL HOME LOAN BANK ADVANCES

In October 1995, the Bank entered into an "Advances, Collateral Pledge and Security Agreement" (Agreement) with the Federal Home Loan Bank of Dallas (FHLB). The purpose of the Agreement is to allow the Bank to obtain extensions of credit from the FHLB to use in its operations. At June 30, 2003, the Bank has $76,641,834 in outstanding advances with the FHLB. The advances bear interest at a fixed rate, which range from 1.13% to 6.97%, and mature as follows:

Maturities for the fiscal years ending June 30:

2004	$27,514,297
2005	12,583,681
2006	7,090,000
2007	12,170,531
2008	17,283,325
	$76,641,834

Several of the advances due in July were subsequently refinanced after year-end. The advances are secured by the Bank's investments in FHLB stock of $4,332,800 and mortgage-backed securities of $3,152,591. In addition, the advances are secured under a "blanket credit facility" whereby all of the Bank's 1-4 family and commercial real estate loans are also collateral under the advance agreement.

NOTE 16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company is required to disclose the estimated fair value of its financial instruments in accordance with SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*. These disclosures do not attempt to estimate or represent the Company's fair value as a whole. The disclosure excludes assets and liabilities that are not financial instruments as well as the significant unrecognized value associated with core deposits relationships.

Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Estimated fair value amounts in theory represent the amounts at which financial instruments could be exchanged or settled in a current transaction between willing parties. In practice, however, this may not be the case due to inherent limitations in the methodologies and assumptions used to estimate fair value. For example, quoted market prices may not be realized because the financial instrument may be traded in a market that lacks liquidity; or a fair value derived using a discounted cash flow approach may not be the amount realized because of the subjectivity involved in selecting underlying assumptions, such as projecting cash flows or selecting a discount rate. The fair value amount also may not be realized because it ignores transaction costs and does not include potential tax effects. The Company does not plan to dispose of, either through sale or settlement, the majority of its financial instruments at these estimated fair values.

The estimated fair values of the Company's financial instruments were as follows:

	June 30, 2003	
	Carrying Value	**Fair Value**
Financial Assets		
Cash and due from banks	**$ 6,785,410**	**6,785,410**
Interest-bearing deposits with banks	**466,948**	**466,948**
Available-for-sale-investment securities	**29,279,417**	**29,279,417**
Available-for-sale mortgage-backed securities	**38,517,103**	**38,517,103**
Held-to-maturity investment securities	**675,997**	**697,093**
Loans receivable, net	**146,396,291**	**155,564,645**
Accrued interest receivable	**844,722**	**844,722**
Financial Liabilities		
Transaction and NOW deposits	**24,937,782**	**24,962,000**
Savings deposits	**17,264,978**	**17,432,000**
Time deposits	**87,556,558**	**90,109,000**
Advances from the FHLB	**76,641,834**	**85,940,000**
Repurchase agreements	**584,902**	**584,902**
Accrued interest payable	**515,872**	**515,872**
Off-Balance Sheet Liabilities		
Commitments to extend credit	**21,040,000**	**21,040,000**

NOTE 16. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

	June 30, 2002	
	Carrying Value	Fair Value
Financial Assets		
Cash and due from banks	$ 4,825,439	4,825,439
Interest-bearing deposits with banks	826,052	826,052
Available-for-sale-investment securities	23,973,426	23,973,426
Available-for-sale mortgage-backed securities	27,290,274	27,290,274
Held-to-maturity investment securities	1,405,403	1,415,027
Loans receivable, net	139,748,188	143,006,602
Accrued interest receivable	1,073,201	1,073,201
Financial Liabilities		
Transaction deposits	20,417,085	20,417,085
Savings and NOW deposits	17,305,540	17,305,540
Time deposits	72,626,849	72,626,849
Advances from the FHLB	76,386,455	76,386,455
Repurchase agreements	1,234,857	1,234,857
Accrued interest payable	448,955	448,955
Off-Balance Sheet Liabilities		
Commitments to extend credit	9,833,000	9,833,000

NOTE 17. EARNINGS PER SHARE

Basic earnings per share are computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock. The following reconciles amounts reported in the financial statements:

	For the Year Ended June 30, 2003		
	Income (Numerator)	**Shares (Denominator)**	**Per-share Amount**
Income available to common stockholders – basic earnings per share	**$ 1,690,059**	**1,115,076**	**$ 1.52**
Effect of dilutive securities Options	**-**	**44,841**	
Income available to common stockholders – diluted earnings per share	**$ 1,690,059**	**1,159,917**	**$ 1.46**

NOTE 17. EARNINGS PER SHARE (CONTINUED)

	For the Year Ended June 30, 2002		
	Income (Numerator)	Shares (Denominator)	Per-share Amount
Income available to common stockholders – basic earnings per share	$ 1,611,298	1,105,068	$ 1.46
Effect of dilutive securities			
Options	-	38,460	
Income available to common stockholders – diluted earnings per share	$ 1,611,298	1,143,528	$ 1.41

NOTE 18. LEASES

The Company is obligated under a lease agreement entered into on December 30, 1997 for the building across the street from its offices, which is the Bank's loan center. For both years ended June 30, 2003 and 2002, rental expense was $30,000.

The following is a schedule of non-cancelable future minimum lease payments required under the operating lease:

Years Ending June 30,	Amount
2004	$ 30,000
2005	30,000
2006	30,000
2007	15,000

The lease expires December 31, 2007. The Company has an option, upon notification of the lessor by August 1, 2007, to purchase the building for $275,000 or to extend the lease for an additional 10 years.

Effective January 1, 2003, and each year thereafter during the term of the lease or any renewals, there is a cost of living adjustment. In no event will the rent be less than $30,000 a year. The above schedule does not contain any cost of living increases.

GFSB BANCORP, INC.
OFFICE LOCATION AND OTHER CORPORATE INFORMATION
June 30, 2003

CORPORATE OFFICE

GFSB Bancorp, Inc.
221 West Aztec Avenue
Gallup, NM 87301

BRANCH OFFICES

Gallup Federal Savings Bank
221 West Aztec Avenue
Gallup, NM 87301

Farmington Savings Bank *
1501 San Juan Blvd.
Farmington, NM 87401

* A branch of Gallup Federal Savings Bank

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Richard C. Kauzlaric, President, and Director
Richard P. Gallegos, Vice President and President of Gallup Federal Savings Bank
Jerry R. Spurlin, Chief Financial Officer and Assistant Secretary
William W. Head, Jr., Chief Lending Officer and Assistant Secretary
Leonard C. Scalzi, Senior Vice President of Gallup Federal Savings Bank
Wallace R. Phillips, D.D.S., Chairman of the Board
Michael P. Mataya, Treasurer and Director
George S. Perce, Secretary and Director
James Nechero Jr., Director
Vernon I. Hamilton, Director
Charles L. Parker, Jr., Director

Special Counsel:
Malizia Spidi & Fisch, PC
1100 New York Avenue, N.W., Suite 340 West
Washington, D.C. 20005

Independent Auditors:
Neff + Ricci LLP
6100 Uptown Blvd. N.E., Suite 400
Albuquerque, NM 87110

Transfer Agent and Registrar:
Registrar & Transfer Co.
10 Commerce Drive
Cranford, NJ 07016

The Company's Annual Report for the year ended June 30, 2003 filed with the Securities and Exchange Commission on Form 10-KSB is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write or call the Secretary of the Company, at the Company's corporate office in Gallup, New Mexico. The annual meeting of stockholders will be held on October 27, 2003.

GFSB
BANCORP, INC.

221 WEST AZTEC ■ GALLUP, N.M. 87301